U.S. Bancorp Fund Services, LLC
615 East Michigan Street,
Milwaukee, Wisconsin  53202

October 26, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Empiric Funds, Inc. (the “Company”)
File Nos.: 033-96334 and 811-09088

Dear Sir or Madam:

We are attaching for filing, on behalf of the Company, Post-Effective Amendment No. 28 to the Company’s Registration Statement on Form N-1A (“the Amendment”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”) (Amendment No. 30 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).

Pursuant to Rule 485(a)(1), the Company anticipates that this filing shall become effective December 31, 2012.  At or before the effective date, the Company will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment.  The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.  Subsequently, it is anticipated that the Company will file a Summary Prospectus under Rule 497(k).

Please direct any inquiries regarding this filing to me at (414) 765-6121.  Thank you for your assistance with respect to this matter.

Very truly yours,

/s/ Angela L. Pingel

Angela L. Pingel, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures